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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIBERSTARS, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
315 662 10 6 (CUSIP Number)

ADLT Class 7 Liquidating Trust
Bridge Associates, LLC, Trustee
747 Third Avenue
Suite 32A
New York, New York 10017
(212) 207-4710
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 5, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    315 662 10 6                             SCHEDULE_13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADLT Class 7 Liquidating Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Illinois

Number of Shares		7.	Sole Voting Power 541,011
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 541,011

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 541,011

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) OO

        Page 2 of 5 Pages

Page 2 of 5 Pages

Item 1.    Security and Issuer.

        No change is being reported.

Item 2.    Identity and Background.

        No change is being reported

Item 3.    Source and Amount of Funds or Other Consideration.

        No change is being reported.

Item 4.    Purpose of Transaction.

        On March 29, 2004, the ADLT Class 7 Liquidating Trust (the "Trust") sold 1,000,000 shares of the issuer's common stock to private equity investors pursuant to a Stock Purchase Agreement, dated March 19, 2004. The shares of the issuer that were sold by the Trust were not registered in reliance on the so-called "Section 4(1 1/2)" exemption under the Securities Act of 1933. However, the issuer has agreed to register these shares for resale in accordance with its obligations to the Trust, and the Trust's transferees, pursuant to the Second Amended and Restated Investor Agreement (the "Investor Agreement").

        As a result of this transaction, the Trust beneficially owns 541,011 shares of the issuer's common stock. The Trust will continue its purpose of conducting an orderly liquidating of these remaining shares and other assets formerly owned by Advanced Lighting Technologies, Inc. ("Advanced Lighting"). In addition, Bridge Associates, LLC, as trustee of the Trust, will continue to seek opportunities to sell the assets held by the Trust in order to maximize the value of those assets for the Trust's beneficiaries. As of the date of this statement, no transaction that would lead to a disposition of the remaining shares has been identified, and the remaining shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). However, the Trust has the right under the Investor Agreement to require the issuer to cause the remaining 541,011 shares to be registered under the Securities Act. The transfer of the remaining 541,011 shares continues to be subject to certain restrictions contained in the Investor Agreement, including a restriction against a transfer of the issuer's shares that would cause any person to receive an interest greater than 5% of the "Voting Securities" (as defined in the Investor Agreement) unless otherwise consented to by the issuer.

Item 5.    Interest in Securities of the Issuer.

        (a)   The Trust beneficially owns 541,011 shares of the issuer's common stock. This represents approximately 8.3% of the Issuer's common stock outstanding as of date of this statement.

        (b)   The Trust has the sole power to vote and dispose of 541,011 shares of the issuer's common stock. However, pursuant to the Investor Agreement, until such time as the Trust no longer holds 7.5% of the issuer's common stock, the Trust has agreed to vote its shares with the issuer's management on all matters (other than the election of directors) only in the same proportion as the remaining shareholders of the issuer vote. Under the Investor Agreement, the Trust's power to dispose of its shares is restricted.

        (c)          No change is being reported.

        (d)-(e)    Not applicable.

Page 3 of 5 Pages

Item 6.

        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        (a)   On March 18, 2004, Advanced Lighting, the issuer and the Trust entered into a modified Investor Agreement, which provides, among other things, as follows:

  •
  The Trust's agreement not to solicit proxies with respect to the election or removal of any of the issuer's directors;

  •
  The Trust's agreement not to deposit the issuer's shares in a voting trust or to join a group or otherwise act in concert with a third person for the purpose of acquiring, holding, voting or disposing of the shares of the issuer;

  •
  The Trust's agreement to notify the issuer's management if it plans to acquire or dispose of the issuer's common stock (but only so long as the Trust holds at least 7.5% of the common stock of the issuer);

  •
  The Trust's agreement to vote the shares with the issuer's management on all matters (other than the election of directors) only in the same proportion as the remaining shareholders of the issuer vote (but only so long as the Trust holds at least 7.5% of the common stock of the issuer); and

  •
  Certain restrictions in the Trust's ability to dispose of the issuer's shares (but only so long as the Trust holds at least 7.5% of the common stock of the issuer).

        The parties modified the Investor Agreement to account for the fact that Advanced Lighting assigned warrants representing the right to acquire 42,000 shares of the issuer's common stock to two former employees of Unison Fiber Optics Lighting, an affiliate of Advanced Lighting. The modification of the Investor Agreement has retroactive effect to the parties' original agreement, dated January 6, 2004.

        (b)   The Trust sold 1,000,000 shares of the issuer's common stock to private equity investors pursuant to a Stock Purchase Agreement, dated March 19, 2004.

Item 7.    Material to be Filed as Exhibits.

Exhibit Number	Name
99.1	Second Amended and Restated Investor Agreement
99.2	Stock Purchase Agreement

Page 4 of 5 Pages

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2004

ADLT CLASS 7 LIQUIDATING TRUST

By:    Bridge Associates, LLC, trustee

By:	/s/ JEAN FITZSIMON Jean FitzSimon Authorized Signatory

Page 5 of 5 Pages

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6.
  Item 7. Material to be Filed as Exhibits.
Signatures